Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 15 DATED OCTOBER 28, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated May 1, 2013 and Supplement No. 14 dated October 10, 2013, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status and extension of the offering of shares of Cole Credit Property Trust IV, Inc.; and
(2)	a potential indirect change of control for our advisor, dealer manager, property manager and sponsor.
Status of Our Public Offering and Extension of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering up to 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of October 25, 2013, we had accepted investors’ subscriptions for, and issued, approximately 147.6 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $1.5 billion.
We previously disclosed that we would offer shares of our common stock pursuant to the offering until January 26, 2014, unless the offering is extended pursuant to applicable law. Our board of directors has approved the extension of the primary portion of our offering until February 28, 2014, unless all shares being offered have been sold prior to that date, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 28, 2014, our board of directors may further extend the primary offering as permitted under applicable law. Our general policy is to accept subscription agreements for our primary offering if they are received in good order on or before the close of business on February 28, 2014 and the subscriptions are fully funded no later than the close of business on March 31, 2014.
In addition, our board of directors has approved the extension of the distribution reinvestment plan portion of our offering beyond January 26, 2014, and we intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.
The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
All references in the prospectus to the termination date of our offering are hereby supplemented and revised accordingly.
Potential Indirect Change of Control for Our Advisor, Dealer Manager, Property Manager and Sponsor
The prospectus is hereby supplemented to include the following information regarding the ownership of our external advisor, dealer manager, property manager and sponsor, and regarding our management and the management of our external advisor. All applicable references in the prospectus are hereby supplemented and revised accordingly.
On October 22, 2013, Cole Real Estate Investments, Inc. (Cole) entered into an Agreement and Plan of Merger (the ARCP Merger Agreement) with American Realty Capital Properties, Inc. (ARCP) and Clark Acquisition Company, LLC, a direct wholly owned subsidiary of ARCP (Merger Sub). The ARCP Merger Agreement provides for the merger of Cole with and into Merger Sub (the ARCP Merger), with Merger Sub surviving as a direct wholly owned subsidiary of ARCP. Cole indirectly owns and/or controls our external advisor, Cole REIT Advisors IV, LLC, our dealer manager, Cole Capital Corporation, our property manager, CREI Advisors, LLC, and our sponsor, Cole Capital™. As set forth in the ARCP Merger Agreement, Christopher H. Cole, our chairman, chief executive officer and president, and Marc T. Nemer, the Chief Executive Officer of our external advisor, will step down from their positions with us and with Cole and its affiliates immediately prior to the consummation of the ARCP Merger. The completion of the ARCP Merger is subject to various conditions.
Despite the indirect change of control that would occur for our advisor, dealer manager, property manager and sponsor upon consummation of the ARCP Merger, such entities are expected to continue to serve in their respective capacities to us following the ARCP Merger.
CCPT 4-SUP-15B